UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*



                                 TRANSAXIS, INC.
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                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)

                                    89353K101
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89353K101
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Brown Simpson Partners I, Ltd.
      98-0213709
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)      X
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Cayman Islands
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Number of Shares Beneficially Owned by Each
   Reporting Person With                      (5) Sole Voting Power:          0
                                              (6) Shared Voting Power:        0
                                              (7) Sole Dispositive Power:     0
                                              (8) Shared Dispositive Power:   0

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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        0
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):  Not Applicable
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(11) Percent of Class Represented by Amount in Row (9):  0%
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(12) Type of Reporting Person (See Instructions): OO
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


CUSIP No.  89353K101
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Xmark Asset Management, LLC
      13-3954392
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)      X
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(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  New York, United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each
   Reporting Person With                      (5) Sole Voting Power:          0
                                              (6) Shared Voting Power:        0
                                              (7) Sole Dispositive Power:     0
                                              (8) Shared Dispositive Power:   0

--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

        0
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): Not Applicable
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9):  0
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions): IA
--------------------------------------------------------------------------------

Item 1(a).  Name Of Issuer:   TransAxis, Inc. (formerly known as Digital Courier
            Technologies, Inc.)

Item 1(b).  Address of  Issuer's  Principal Executive Offices:
            348 East 6400 South, Suite 220, Salt Lake City, Utah 84060.


Item 2(a). Name of Person Filing: The statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            Brown Simpson Partners I, Ltd.
            Xmark Asset Management, LLC

            Xmark Asset Management, formerly known as Brown Simpson Asset Management, LLC, serves as the investment manager to Brown Simpson Partners I.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Brown Simpson Partners I, Ltd.
            Walkers Attorneys-at-Law
            P.O. Box 265GT, Walker House, Mary Street
            George Town
            Grand Cayman
            Cayman Islands

            Xmark Asset Management, LLC
            301 Tresser Boulevard
            Suite 1320
            Stamford, CT 06901


Item 2(c).  Citizenship:

            Brown Simpson Partners I is a Cayman Islands exempted company.

            Xmark Asset Management, LLC is a New York limited liability company.


Item 2(d).  Title  of  Class  of  Securities:   Common Stock,  par value $0.0001
            per share


Item 2(e).  CUSIP No.:  89353K101

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of December 31, 2005):            0

         (b)  Percent of Class (as of December 31, 2005):                     0%

         (c)  Number of Shares as to which the person has:

                 Brown Simpson Partners I

                 (i) sole power to vote or to direct the vote                  0

                 (ii) shared power to vote or to direct the vote               0

                 (iii) sole power to dispose or to direct the disposition of   0

                 (iv) shared power to dispose or to direct the disposition of  0


                 Xmark Asset Management

                 (i) sole power to vote or to direct the vote                  0

                 (ii) shared power to vote or to direct the vote               0

                 (iii) sole power to dispose or to direct the disposition of   0

                 (iv) shared power to dispose or to direct the disposition of  0


Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 21, 2006                     BROWN SIMPSON PARTNERS I, LTD.

                                           By:  /s/ Mitchell D.Kaye
                                                -----------------------------
                                                Name:    Mitchell D. Kaye
                                                Title:   Attorney-In-Fact

Dated:  April 21, 2006                     XMARK ASSET MANAGEMENT, LLC

                                           By: /s/ Mitchell D. Kaye
                                               ------------------------------
                                               Name:    Mitchell D. Kaye
                                               Title:   Chief Executive Officer


                                 EXHIBIT INDEX

The Joint Filing Agreement, dated as of January 28, 2003, by and between Brown Simpson Partners I, Ltd. and Brown Simpson Asset Management, LLC (now known as Xmark Asset Management, LLC), is hereby incorporated by reference to Exhibit D to Amendment No. 4 to Schedule 13G, dated December 31, 2002, filed jointly by Brown Simpson Partners I, Ltd. and Brown Simpson Asset Management, LLC.



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)